Columbia Frontier Fund, Inc.

Columbia Government Money Market Fund, Inc.

Seligman Value Fund Series, Inc.

Columbia Seligman Communications and Information Fund, Inc.

Seligman Global Fund Series, Inc.

50606 Ameriprise Financial Center

Minneapolis, MN 55474

December 1, 2010

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Columbia Frontier Fund, Inc. (Registration Nos. 002-92487; 811-04078)
Columbia Government Money Market Fund, Inc. (Registration Nos. 002-56805; 811-02650)
Seligman Value Fund Series, Inc. (Registration Nos. 333-20621; 811-08031)
Columbia Seligman Communications and Information Fund, Inc. (Registration Nos. 002-80168; 811-03596)
Seligman Global Fund Series, Inc. (Registration Nos. 033-44186; 811-06485)
(each, a “Registrant” and collectively, the “Registrants”)

Ladies and Gentlemen:

On behalf of the Registrants, each a registered investment company under the Investment Company Act of 1940, we are transmitting herewith for filing pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934 the preliminary notice of special meeting and proxy statement in connection with a special meeting of shareholders of Columbia Frontier Fund, Inc., Columbia Government Money Market Fund, Inc., Columbia Select Large-Cap Value Fund, Columbia Smaller-Cap Value Fund, Columbia Seligman Communications and Information Fund, Inc. and Columbia Seligman Global Technology Fund (each, a “Fund” and collectively, the “Funds”). The special meeting is scheduled to be held on February 15, 2011.

Proxies are being solicited for the Funds to consider and vote on: (i) the election of nominees to each Registrant’s board of directors; (ii) a proposed Investment Management Services Agreement between each Registrant, on behalf of its Fund(s), and Columbia Management Investment Advisers, LLC (“Columbia Management”); and (iii) a proposal authorizing Columbia Management to enter into and material amend sub-advisory agreements, in the future, with the approval of a Registrant’s board of directors but without obtaining additional shareholder approval.

Columbia Funds Series Trust and RiverSource Strategy Series, Inc., each an affiliated registered investment company of the Registrants, filed on November 2, 2010 and November 10, 2010, respectively, a preliminary notice of special meeting and proxy statement pursuant to Rule 14a-6(a) with proposals similar to this filing and received comments from Ms. Laura Hatch of the staff of the Securities and Exchange Commission. We have incorporated those comments, as appropriate, in this filing.

If you have any questions or comments, please contact me at (212) 850-1703.

Very truly yours,

/s/ Joseph D’Alessandro

Joseph D’Alessandro

Assistant Secretary